Mail Stop 4628

                                                          October 2, 2018

Via Facsimile
Athanasios Feidakis
President and Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Ave., 3rd Floor
166 74
Glyfada, Athens
Greece

       Re:    Globus Maritime Limited
              Form 20-F for the Fiscal Year Ended December 31, 2017 Filed March 9, 2018
              File No. 1-34985

Dear Mr. Feidakis:

        We refer you to our comment letter dated September 14, 2018 regarding potential business contacts with Sudan, Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Anne Nguyen Parker
       Assistant Director